UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

ReSearch Pharmaceutical Services, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
U76095105
(CUSIP Number)
James R. Macdonald
c/o First Analysis Corp.
One South Wacker Drive
Suite 3900
Chicago, Illinois 60606
312-258-1400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 14, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	U76095105

1	NAMES OF REPORTING PERSONS First Analysis Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,454,127*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,454,127*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,454,127*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%*

14	TYPE OF REPORTING PERSON

CO
*Pursuant to an escrow agreement entered into on August 30, 2007, The Productivity Fund IV, L.P. and The Productivity Fund IV Advisors Fund, L.P., affiliates of the reporting person, will receive approximately 126,644 shares and 4,870 shares, respectively, on August 30, 2009, subject to the payment of any claims for indemnification from the escrow fund. The shares currently in escrow are included in the number of shares listed in this Schedule 13D because while the shares are subject to forfeiture if any claims are made against the escrow, the reporting person has voting and other rights over the shares, as described in Item 6 below.

CUSIP No.	U76095105

1	NAMES OF REPORTING PERSONS First Analysis Venture Operations and Research, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,454,127*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,454,127*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,454,127*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%*

14	TYPE OF REPORTING PERSON

OO
*Pursuant to an escrow agreement entered into on August 30, 2007, The Productivity Fund IV, L.P. and The Productivity Fund IV Advisors Fund, L.P., affiliates of the reporting person, will receive approximately 126,644 shares and 4,870 shares, respectively, on August 30, 2009, subject to the payment of any claims for indemnification from the escrow fund. The shares currently in escrow are included in the number of shares listed in this Schedule 13D because while the shares are subject to forfeiture if any claims are made against the escrow, the reporting person has voting and other rights over the shares, as described in Item 6 below.

CUSIP No.	U76095105

1	NAMES OF REPORTING PERSONS First Analysis Management Company IV, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,454,127*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,454,127*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,454,127*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%*

14	TYPE OF REPORTING PERSON

OO
*Pursuant to an escrow agreement entered into on August 30, 2007, The Productivity Fund IV, L.P. and The Productivity Fund IV Advisors Fund, L.P., affiliates of the reporting person, will receive approximately 126,644 shares and 4,870 shares, respectively, on August 30, 2009, subject to the payment of any claims for indemnification from the escrow fund. The shares currently in escrow are not included in the number of shares listed in this Schedule 13D because the shares are subject to forfeiture if any claims are made against the escrow.

CUSIP No.	U76095105

1	NAMES OF REPORTING PERSONS The Productivity Fund IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,326,213*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,326,213*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,326,213*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%*

14	TYPE OF REPORTING PERSON

PN
*Pursuant to an escrow agreement entered into on August 30, 2007, The Productivity Fund IV, L.P. will receive approximately 126,644 shares on August 30, 2009, subject to the payment of any claims for indemnification from the escrow fund. The shares currently in escrow are included in the number of shares listed in this Schedule 13D because while the shares are subject to forfeiture if any claims are made against the escrow, the reporting person has voting and other rights over the shares, as described in Item 6 below.

CUSIP No.	U76095105

1	NAMES OF REPORTING PERSONS The Productivity Fund IV Advisors Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		127,914*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		127,914*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

127,914*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%*

14	TYPE OF REPORTING PERSON

PN
*Pursuant to an escrow agreement entered into on August 30, 2007, The Productivity Fund IV Advisors Fund, L.P. will receive approximately 4,870 shares on August 30, 2009, subject to the payment of any claims for indemnification from the escrow fund. The shares currently in escrow are included in the number of shares listed in this Schedule 13D because while the shares are subject to forfeiture if any claims are made against the escrow, the reporting person has voting and other rights over the shares, as described in Item 6 below.

CUSIP No.	U76095105

1	NAMES OF REPORTING PERSONS James R. Macdonald

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		3,454,127*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,454,127*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,454,127*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%*

14	TYPE OF REPORTING PERSON

IN
*Pursuant to an escrow agreement entered into on August 30, 2007, The Productivity Fund IV, L.P. and The Productivity Fund IV Advisors Fund, L.P., affiliates of the reporting person, will receive approximately 126,644 shares and 4,870 shares, respectively, on August 30, 2009, subject to the payment of any claims for indemnification from the escrow fund. The shares currently in escrow are included in the number of shares listed in this Schedule 13D because while the shares are subject to forfeiture if any claims are made against the escrow, the reporting person has voting and other rights over the shares, as described in Item 6 below.

CUSIP No.	U76095105
Item 1. Security and Issuer
This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.0001 per share (the “Shares”), of ReSearch Pharmaceutical Services, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 520 Virginia Drive, Fort Washington, Pennsylvania 19034.
Item 2. Identity and Background
This Statement is being filed by First Analysis Corp., a Delaware corporation, which is the manager of First Analysis Venture Operations and Research, L.L.C., a Delaware limited liability company, which is the managing member of First Analysis Management Company IV, L.L.C., a Delaware limited liability company and the general partner of both The Productivity Fund IV, L.P., a Delaware limited partnership, and The Productivity Fund IV Advisors Fund, L.P., a Delaware limited liability partnership, and James R. Macdonald, an individual and citizen of the United States of America (collectively, the “Reporting Persons”). The Reporting Persons’ principal business is providing investing, advisory, and research services to companies and investors. Mr. Macdonald is the managing director of First Analysis Corp. Mr. Macdonald has disclaimed beneficial ownership of the shares held by The Productivity Fund IV Advisors Fund, L.P. and The Productivity Fund IV, L.P. The Reporting Persons’ principal office and principal business address is One South Wacker Drive, Suite 3900, Chicago, Illinois 60606.
During the last five years, the Reporting Persons have not been convicted in a criminal proceeding. During the last five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amounts of Funds or Other Consideration
The Reporting Persons, through The Productivity Fund IV, L.P. and The Productivity Fund IV, Advisors Fund, L.P. purchased a total of 2,457,339 shares of Series A Preferred Stock, Series B Preferred Stock (collectively, “Preferred Stock”), and warrants to purchase 105,000 shares of common stock in an investment in the Issuer’s predecessor corporation (“Former RPS”) in conjunction with a management led buyout in 2001 and in subsequent rounds of financing. On August 30, 2007, Former RPS merged with and into a wholly-owned subsidiary of Cross Shore Acquisition Corporation (“Cross Shore”), a blank check company incorporated as a vehicle to acquire one or more operating companies in the United States (the “Merger”). As a result of the Merger, the shares of Preferred Stock of Former RPS were exchanged for the Shares at a ratio of 1.4056375 Shares for each share of Preferred Stock, the warrants were exercised and exchanged at a ratio of 1.4056375 Shares for each share of Former RPS common stock underlying each warrant, and Cross Shore changed its name and became the Issuer. The exchange of Former RPS Preferred Stock and warrants for the Shares in the Merger was the sole source and amount of consideration used by the Reporting Persons to acquire the Shares.
Item 4. Purpose of the Transaction
The Shares owned by the Reporting Persons are for investment purposes and were acquired by the Reporting Person through investments in Former RPS and the Merger. Mr. Macdonald is a director of the Issuer, and the Reporting Persons’ ownership of the Issuer’s Shares serves to align the interests of the Issuer’s stockholders with the Reporting Persons. The Reporting Persons may, from time to time, depending upon market conditions and other investment considerations, purchase additional Shares for investment or dispose of Shares.

CUSIP No.	U76095105
As a director of the Issuer, Mr. Macdonald regularly explores potential actions and transactions which may be advantageous to the Issuer, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, Board of Directors, management, policies, governing instruments, capitalization, securities, regulatory, or reporting obligations of the Issuer. Except as noted above or in public filings by the Issuer, the Reporting Persons have no plans or proposals that relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except for the issue and subsequent exercise of stock options to employees, directors, and officers of the Issuer from time to time;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of securities of the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;
(e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any material change in the Issuer’s business or corporate structure;
(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) any action similar to any of those enumerated.
Item 5. Interest in Securities of the Issuer
(a) See rows 11 and 13 of each cover page for the Reporting Persons named above. Item 2 and Item 4 are hereby incorporated by reference.
(b) See rows 7 through 10 of each cover page for the Reporting Persons named above. Item 2 and Item 4 are hereby incorporated by reference.
(c) The Reporting Persons have not made any transactions in the Shares during the last 60 days.
(d) Not applicable.
(e) Not applicable.

CUSIP No.	U76095105

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
In connection with the Merger, on August 30, 2007, The Productivity Fund IV, L.P., The Productivity Fund IV, Advisors Fund, L.P., and the other shareholders of Former RPS (collectively, the “Former RPS Shareholders”), entered into an escrow agreement whereby the Former RPS Shareholders placed 1.5 million of the Shares into an escrow fund. The Shares in the escrow fund are beneficially owned on a pro-rated basis by the Former RPS Shareholders. Pursuant to the terms of the escrow agreement and because there were no claims made against the escrow fund, 60% of the escrow shares (900,000 shares) were released from the escrow account on August 30, 2008. The remainder of the Shares in the escrow fund will be released on August 30, 2009, subject to the payment of any claims for indemnification from the escrow fund. The Former RPS Shareholders have all the rights, privileges, powers, and remedies appurtenant to and arising from their proportionate ownership of the Shares, including the right to vote their proportionate share of the Shares, and the right to receive all cash dividends and other distributions made on the Shares, if any.
Item 7. Material Filed as Exhibits
There are no materials to be filed as exhibits.
Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 9, 2009

FIRST ANALYSIS CORP.			THE PRODUCTIVITY FUND IV, L.P.

By:	/s/ James R. Macdonald		By:	First Analysis Management Company IV L.L.C.

	Name:	James R. Macdonald		its General Partner
	Title:	Managing Director	By:	First Analysis Venture Operations and Research, L.L.C. its Managing Member

FIRST ANALYSIS VENTURE OPERATIONS AND RESEARCH, L.L.C.

By:	First Analysis Corp. its Manager		By:	First Analysis Corp. its Manager

By:	/s/ James R. Macdonald		By:	/s/ James R. Macdonald

	Name:	James R. Macdonald		Name:	James R. Macdonald
	Title:	Managing Director		Title:	Managing Director

FIRST ANALYSIS MANAGEMENT COMPANY IV L.L.C.			THE PRODUCTIVITY FUND IV, ADVISORS FUND, L.P.

By:	First Analysis Venture Operations and Research, L.L.C., its Managing Member		By:	First Analysis Management Company IV L.L.C., its General Partner

By:	First Analysis Corp. its Manager		By:	First Analysis Venture Operations and Research, L.L.C., its Managing Member

By:	/s/ James R. Macdonald		By:	First Analysis Corp. its Manager
	Name:	/s/ James R. Macdonald
	Title:	Managing Director	By:	/s/ James R. Macdonald

				Name:	James R. Macdonald
				Title:	Managing Director